UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

JOINT VENTURE BETWEEN CPFL AND ERSA

CPFL Energia and ERSA Energias Renováveis announce the incorporation of CPFL Energias Renováveis, by means of the association of assets and projects owned by CPFL and ERSA, such being considered wind farms, small hydro power plants and biomass thermoelectric power plants.

The new company, upon organized, will be one of the biggest companies in Latin America, in the segment of energy generation from renewable1 sources, with 648 MW of operating installed capacity, of which 386 MW under construction and 3,341 MW under preparation for construction and development.

CPFL Energia will be the majority shareholder of the new company, with 63.6% of the shares. Current shareholders of ERSA will hold 36.4% interest.

São Paulo, April 19, 2011 – CPFL Energia S.A. (“CPFL Energia”) and ERSA –Energias Renováveis S.A. (”ERSA”) hereby jointly inform their shareholders and the market that CPFL Energia and its controlled companies CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil”) (jointly “CPFL”) and ERSA’s shareholders, have entered, on the date hereof, into an Joint Venture Agreement (the “Agreement”) setting forth the terms and conditions under which they intend to ally renewable energy assets and projects owned by CPFL and ERSA in Brazil (the “Joint Venture”), such being considered wind farms, small hydro power plants (“PCHs”) and biomass thermoelectric power plants (the “Assets”).

In general terms, the Joint Venture will comprise the following steps:

(i) CPFL Geração will perform the segregation of the PCHs currently comprising its assets and which are under its operation, transferring them to special purpose vehicles under its direct control (the “PCH Companies”);

(ii) CPFL Geração and CPFL Brasil will incorporate a new holding company (“New CPFL”), in the capacity of its sole shareholders, to which all their Assets, including the PCH Companies will be transferred;

(iii) ERSA shall merge with New CPFL, causing CPFL Geração and CPFL Brasil to become part of the controlling block of ERSA as its majority shareholders, holding, jointly, 63.6% of the total and voting stock of ERSA, while ERSA’s existing shareholders will hold 36.4%; and

1 The term “renewable energies”, when mentioned herein, shall refer to small hydro power plants (PCHs), wind farms and biomass thermoelectric power plants.

(iv) Simultaneously with the merger described above, ERSA shall have its corporate name changed to CPFL Energias Renováveis S.A. (“CPFL

Renováveis”).

The exchange ratio between ERSA’s shares and New CPFL’s shares, for purposes of the merger, is based on ERSA’s economic value and on the economic value of the Assets owned by CPFL and which will be contributed to New CPFL, which shall be confirmed by appraisal reports prepared by expert companies, pursuant to applicable regulations. In the context of the Joint venture, the assets involved were evaluated at R$ 4.5 billion (equity value).

The terms and conditions of the merger will be submitted to approval by the Shareholders Meeting of the parties, as required under applicable laws. The documents necessary for the deliberation on such transaction will be made available to the market in due course, pursuant to CVM Rule No. 319/99 (as amended).

The Joint Venture is subject to certain conditions set forth in the Agreement, including authorizations from regulatory bodies and corporate reorganization of the companies controlled by CPFL, as well as compliance with the terms and conditions already informed through the material fact notice disclosed on April 7, 2011, related to the acquisition of the SIIF assets by CPFL.

TRANSACTION PURPOSES

The purpose of the transaction is to create an independent company, with a diversified asset portfolio of high quality on renewable energies with a fast growth plan.

Results:

§ One of the biggest players on renewable energy in Latin America
§ Portfolios and complementary expertises, with risk minimizing
§ Excellent track record history
§ Quality shareholders and management board
§ Operational synergies
§ Possible growth through consolidation

“CPFL ENERGIAS RENOVÁVEIS” PORTFOLIO
(estimated position on August 2011, by the closing of the transaction)

Operating
	PCH	Wind	Biomass	TOTAL
ERSA	155	-	-	155
CPFL	124	210	160	494
TOTAL	278	210	160	648

Under Construction
	PCH	Wind	Biomass	TOTAL
ERSA	20	78	-	98
CPFL	-	218	70	288
TOTAL	20	296	70	386

Under Preparation for Construction and Development
	PCH	Wind	Biomass	TOTAL
TOTAL	508	1,472	1,361	3,341

TOTAL CPFL Renováveis
	PCH	Wind	Biomass	TOTAL
TOTAL	806	1,978	1,591	4,375
Note: Consider Jantus' assets, including Quintanilha Machado.

When all the steps regarding regulatory approvals and corporate restructurings are concluded, CPFL Energias Renováveis’ Assets portfolio will total 1,034 MW of power, of which 33 PCHs (278 MW), 4 wind farms (210 MW) and 4 biomass thermoelectric power plants (160 MW) operating, 1 PCH (20 MW), 12 wind farms (296 MW) and 1 biomass thermoelectric power plant (70 MW) under construction. Further, CPFL Energias Renováveis will own around 3,341 MW of assets under preparation for construction and development.

Adding the assets that are operating, under construction and under preparation for construction, they shall sum 4,375 MW of power.

Mix by source – operation, construction and preparation/development (MW)

CORPORATE STRUCTURE AFTER THE JOINT VENTURE
(estimated position on August 2011, by the closing of the transaction)

ESTIMATED EVOLUTION OF THE INSTALLED CAPACITY OF CPFL ENERGIAS RENOVÁVEIS

The conclusion of this Joint Venture shall result in the creation of a company with 1,034 MW of power operating and under construction with remarkable presence within the three main technologies developed in the country – PCHs, biomass thermoelectric power plants and wind farms – and with strong performance in the development, preparation, construction and operation of power generation plants.

About CPFL Energia

CPFL Energia is a holding company in the Brazilian electricity industry, operating through its subsidiaries in the generation, distribution and commercialization businesses, being the largest private group in the sector with revenues of R$17.6 billion per year and market capitalization of R$22.7 billion (as of April 18th, 2011).

About ERSA

One of the main companies in Brazil in the segment of small and medium power energy generation units exclusively from renewable sources, such as hydro, wind and biomass. The shareholders of ERSA are: Pátria Investimentos, Eton Park (resources management American company), FIP Brasil Energia (BTG Pactual managed fund), Banco Bradesco de Investimento (through BBI FIP Multisetorial Plus), DEG (development bank part of KfW Deutsche financial group) and GMR Empreendimentos Energéticos.

As per the CEO of CPFL Energia, Wilson Ferreira Junior, “the joint venture is the result of a strategic decision to create the exclusive and unique vehicle on renewable energy generation”.

“The union between the operations of ERSA and CPFL is the starting point to the new company, created as leader in its segment, to put in place ambitious growth plans of energy generation through alternative sources, such as wind, biomass and PCHs”, mentions the President of ERSA’s Board of Directors, Otávio Castello Branco.

“We aligned deep knowledge in the projects prospection and development and high technology engineer, with the highest standards of corporate governance and experience consolidated over the 100 years in the energy market, which placed CPFL Energia as the biggest company in the sector”, adds Wilson Ferreira.

Deutsche Bank, Trench Rossi and Watanabe Advogados and Hirashima & Associados acted as consultants of CPFL. Goldman Sachs and Pinheiro Neto Advogados acted as consultants of ERSA.

By means of this Joint Venture, CPFL and ERSA restate to theirs employees, clients, shareholders and suppliers, as well as to the authorities and to the market, their commitment with the sustainable growth, environment preservation and clean and renewable power generation to Brazil.

Investor Relations at CPFL
Tel.: 55 19 3756-6083
Fax: 55 19 3756-6089
E-mail: ri@cpfl.com.br
website: www.cpfl.com.br/ri

Investor Relations at ERSA
Tel: 55 11 3039-7400
Fax: 55 11 3039-7444
E-mail: ri@ersabrasil.com.br
website: www.ersabrasil.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 19, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.